UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARVINMERITOR, INC.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

043353101
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,187,212
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,187,212
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,212
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.32% based on 73,762,081 shares outstanding as of November 30, 2008.
12.	Type of Reporting Person: OO

Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,187,212
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,187,212
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,212
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.32% based on 73,762,081 shares outstanding as of November 30, 2008.
12.	Type of Reporting Person: IN

Page 4 of 10 Pages

Item 1(a).               Name of Issuer:

ArvinMeritor, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

2135 West Maple Road, Troy, Michigan 48084.

Item 2(a).               Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Glenview Capital Management, LLC (“Glenview Capital Management”);

ii)  Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company (“GCM Little Arbor Master Fund”), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership (“GCM Little Arbor Institutional Partners”) and GCM Little Arbor Partners, L.P., a Delaware limited partnership (“GCM Little Arbor Partners”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners.  In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts.  Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Page 5 of 10 Pages

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).               Citizenship:

i)  Glenview Capital Management is a Delaware limited liability company;

ii)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).               CUSIP Number:

043353101

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

                                Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of December 31, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 3,187,212 Shares.  This amount consists of: (A) 123,761 Shares held for the account of Glenview Capital Partners; (B) 1,891,124 Shares held for the account of Glenview Capital Master Fund; (C) 938,527 Shares held for the account of Glenview Institutional Partners; (D) 191,060 held for the account of GCM Little Arbor Master Fund; (E) 36,060 Shares held for the account of GCM Little Arbor Institutional Partners and (F) 6,680 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)                 Percent of Class:

The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 4.32% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K/A, there were 73,762,081 shares outstanding as of November 30, 2008).

Page 6 of 10 Pages

Item 4(c)                 Number of Shares of which such person has:

	Glenview Capital Management and Mr. Robbins:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	3,187,212
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	3,187,212

Item 5.                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins, individually and as Chief Operating Officer and General Counsel of Glenview Capital Management, LLC

Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated February 17, 2009 by Glenview Capital Management, LLC	9

B	Power of Attorney, dated February 10, 2009 by Lawrence M. Robbins	10

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ArvinMeritor, Inc. dated as of February 17, 2009 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 17, 2009	GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins, individually and as Chief Operating Officer and General Counsel of Glenview Capital Management, LLC

Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February 2009.

/s/ Lawrence M. Robbins
Lawrence M. Robbins